CROSSHAIR ENERGY CORPORATION

Suite #1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel:  (604) 681-8030
Fax:  (604) 681-8039

_________________________________________________

INFORMATION CIRCULAR
As at September 17, 2012 unless otherwise noted

FOR THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON OCTOBER 26, 2012

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Crosshair Energy Corporation (“Crosshair” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are directors or officers of the Company.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Form of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Form of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Form of Proxy.  The completed Form of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Form of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Form of Proxy is required to be executed as set out in the notes to the Form of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold their Crosshair common shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return a Form of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Form of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Form of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Form of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended April 30, 2012 (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At September 17, 2012 the Company had 65,782,178 Common Shares without par value issued and outstanding.  All Common Shares in the capital of the Company are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

September 21, 2012 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Form of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at September 17, 2012, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights to the Common Shares of the Company.

CORPORATE GOVERNANCE PRACTICES

Set out below is a description of certain corporate governance practices of Crosshair, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The Board of Directors of Crosshair (“Crosshair’s Board”) is currently comprised of six directors.  Of these, four, being Chris Healey, Jay Sujir, Derrick Gill, and Chris Collingwood, are considered by

Crosshair’s Board to be independent.  Mark Morabito is not independent by virtue of being Crosshair’s former Chief Executive Officer.  Stewart Wallis is not independent by virtue of Crosshair’s former Chief Executive Officer and President.  If the proposed directors are elected, Crosshair’s Board will be composed of six directors, four independent and two (Mark Morabito, and Stewart Wallis) non-independent.

Crosshair’s Board considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of Crosshair and have regular and full access to management.  The independent directors did not meet separately during the last financial year of Crosshair. The independent directors are able to meet at any time without any members of management, including the non-independent directors, being present.  The independent directors are encouraged to meet separately when they determine that it is appropriate.

Crosshair’s Board has appointed Mark J. Morabito as its Chair.  The Chair is not independent. The Chair’s responsibilities include, without limitation, ensuring that Crosshair’s Board works together as a cohesive team with open communication and works to ensure that a process is in place by which the effectiveness of Crosshair’s Board, its committees and its individual directors can be evaluated on a regular basis. The Chair also acts as the primary spokesperson for Crosshair’s Board, ensuring that management is aware of concerns of Crosshair’s Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to Crosshair’s Board.

Meetings of the Board and Committees of the Board

Crosshair’s Board meets when it is necessary and desirable to transact business of Crosshair.  The Audit Committee meets every quarter.  The Compensation Committee of Crosshair’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee.  The other committees of Crosshair’s Board meet when it is necessary and desirable to transact business of the applicable committee.  The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Crosshair faces from time to time.  During the financial year ended April 30, 2012 Crosshair’s Board met two times, the Audit Committee met four times, and the Compensation Committee met once. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Crosshair’s Board and his respective committees during the financial year ended April 30, 2012.

Director Attendance Record
Director	Board	Audit Committee	Compensation Committee
Mark J. Morabito	#2 of #2	n/a	n/a
Ian Smith(1)	#0 of #2	#3 of #4	#1 of #1
Jay Sujir	#2 of #2	n/a	#1 of #1
Chris Collingwood	#0 of #2	#4 of #4	n/a
Derrick (Rick) Gill	#2 of #2	#3 of #4	#1 of #1
Stewart Wallis	#2 of #2	n/a	n/a
Joe Miller(2)	n/a	n/a	n/a
Chris Healey(3)	n/a	n/a	n/a
(1)	Mr. Smith resigned as a director on April 25, 2012.
(2)	Mr. Miller resigned as a director on August 4, 2011and no Board meetings were held prior to his resignation.
(3)	Mr. Healey was appointed a director on April 25, 2012.

Directorships

The following directors currently serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Alderon Resource Corp. (TSX, NYSE MTK) Excelsior Mining Corp. (TSXV, OTCQX) Ridgemont Iron Ore Corp. (TSXV, OTCQX) Savary Gold Corp. (TSXV)
Stewart Wallis	None
Jay Sujir
AMI Resources Inc.(TSXV)
Cannon Point Resources Ltd. (TSXV)
Carlin Gold Corporation (TSX)
DePaul Capital Corporation (TSXV)
Excelsior Mining Corp. (TSXV, OTCQX)
Midasco Capital Corp. (TSXV)
NEMI Northern Energy & Mining Inc. (CNSX)
Red Eagle Mining Corporation (TSXV)
Rio Silver Inc. (TSXV)
Santa Fe Metals Corporation (TSXV)
Slater Mining Corporation (TSXV)
Sunward Resources Ltd. (TSXV)
Uracan Resources Ltd. (TSXV)
Westham Resources Corp. (TSXV)

Chris Collingwood	None
Derrick (Rick) Gill	Brigus Gold Corp. (formerly Linear Gold Corp.) (TSX)
Chris Healey	Galaxy Graphite Corp. (TSXV)
Board Mandate

The duties and responsibilities of Crosshair’s Board are to supervise the management of the business and affairs of Crosshair; and to act with a view towards the best interests of Crosshair. Crosshair’s Board delegates day-to-day management of Crosshair to executive officers, relying on them to keep it apprised of all significant developments affecting Crosshair. In discharging its mandate, Crosshair’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Crosshair; identifying the principal risks of Crosshair's business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Crosshair to facilitate communications with investors and other interested parties; and the integrity of Crosshair's internal control and management information systems.

Crosshair’s Board also has the mandate to assess the effectiveness of Crosshair’s Board as a whole, its committees and the contribution of individual directors. Crosshair’s Board discharges its responsibilities directly and through its committees, primarily, the Audit Committee and the Compensation Committee.

Position Descriptions

Crosshair’s Board has not adopted written position descriptions for the Chair of Crosshair’s Board or the Chair of any committee of Crosshair’s Board.  Crosshair’s Board meets annually to discuss the roles and responsibilities of the Chair of Crosshair’s Board and the Chair of each committee of Crosshair’s Board.  These roles and responsibilities are set out below.

Chair of the Board

The Chair of Crosshair’s Board is responsible for the overall leadership and management of Crosshair’s Board. The Chair of Crosshair’s Board is elected and has his/her performance evaluated by Crosshair’s Board of Directors. The key responsibilities of the Chair of Crosshair’s Board are as follows: (i) provide leadership to enhance Board effectiveness; (ii) manage the activities of Crosshair’s Board and ensure coordination among committees of Crosshair’s Board; (iii) ensure that the respective roles of Crosshair’s Board and management are well delineated; (iv) act as a liaison between Crosshair’s Board and management; (v) ensure that Crosshair’s Board has the information it needs for it to be effective (vi) ensure that Crosshair’s Board monitors the achievement of the aims, strategy and policies of Crosshair (vii) represent Crosshair, on particular matters identified by Crosshair’s Board by Crosshair’s Board or management, with stakeholders; and (viii) lead by example and set a high standard of integrity.

Chair of Committees of the Board

The Chair of each committee of Crosshair’s Board (“Committee Chair”) will be a duly elected member of Crosshair’s Board and be appointed each year, by Crosshair’s Board on recommendation of the applicable committee.  A Committee Chair provides independent, effective leadership to the committee and leads that committee in fulfilling the duties set out in its charter.

A Committee Chair will provide overall leadership and enhance the effectiveness of the committee, foster ethical and responsible decision making and provide effective leadership to oversee all aspects of the committee’s direction, structure and composition. The specific responsibilities of a Committee Chair are: (i) ensure that the committee meets as many times as necessary to carry out its duties effectively; (ii) establish the agenda for each committee meeting; (iii) chair all meeting of the committee; (iv) ensure sufficient time during Committee meetings to fully discuss agenda items; (v) encourage committee members to ask questions and express viewpoints during meetings; (vi) deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus; and (vii) ensure that that the Committee meets in separate, non-management, closed sessions with internal personnel or outside advisors, as needed or appropriate.

As well, a Committee Chair will allow for timely reporting of each meeting to Crosshair’s Board, including committee recommendations and findings, will insure performance evaluation of the committee is conducted, will provide written information in a timely manner to ensure that the committee fulfills its Mandate, will ensure that all resources and expertise are available to the committee, will coordinate with the committee to retain, oversee, compensate and terminate independent advisors and will facilitate effective communication between committee members and management.

Chief Executive Officer

Crosshair’s Board has not developed a position description for the Chief Executive Officer of Crosshair.  Crosshair’s Board meets annually with the Chief Executive Officer to set out the duties, roles and responsibilities of the Chief Executive Officer, which include the following: (i) developing, implementing and assessing the effectiveness of corporate strategy and business plans; (ii) providing executive leadership to Crosshair and achieving the results targeted in the corporate strategy and business plans; (iii) representing Crosshair in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others; (iv) recruiting, retaining, assessing the performance of and developing a high calibre executive team, key employees and their successors; and (v) establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business.

Orientation and Continuing Education

Crosshair provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting.  Crosshair also encourages senior management to participate in professional development programs and courses and supports management’s commitment to training and developing employees.

Ethical Business Conduct

Crosshair’s Board expects management to operate the business of Crosshair in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute Crosshair’s business plan and to meet performance goals and objectives. Crosshair’s Board has adopted a Code of Business Conduct and Ethics (the “Code”), which is available on Crosshair’s website.

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code.  Each director, officer and employee is provided with a copy of the Code and is required to execute a certificate, in the form attached to the Code, confirming that they have read, understood and agree to comply with the Code.  Primary responsibility for monitoring compliance with the Code rests with the Chief Financial Officer.

Directors who (i) are parties to; (ii) are directors or officers of a party to; or (iii) have a material interest in any person who is a party to a material contract or proposed material contract with Crosshair must disclose the conflict in writing to Crosshair or request to have the nature and extent of such interest entered into the minutes of the meeting.  The director shall, if requested by any Board member, not be present at a meeting of Crosshair’s Board while Crosshair’s Board is considering any such material contract and shall not vote on such material contract, unless permitted by law.

Nomination of Directors

The independent directors, by majority vote, have the following responsibilities in connection with the nomination of directors to Crosshair’s Board:

(a)	Evaluate the qualifications and performance of the incumbent directors that desire to continue their service;

(b)	Consider, recommend and recruit candidates to fill new positions on Crosshair’s Board;

(c)	Review candidates recommended by shareholders;

(d)	Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and

(e)	Recommend the director nominees for approval by Crosshair’s Board and the shareholders at the annual meeting of shareholders.

In order to ensure an objective nomination process, Crosshair’s Board makes their nominations based on the following objective criteria: (i) the competencies and skills that Crosshair’s Board considers to be necessary for Crosshair’s Board as a whole to possess; (ii) the competencies and skills that Crosshair’s Board considers each existing director to possess, (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) the amount of time and resources that nominees have available to fulfill their duties as a Board member.

Audit Committee

The members of Crosshair’s Audit Committee are Chris Healey, Chris Collingwood and Derrick Gill, each of whom is an independent director and financially literate.  Further disclosure regarding Crosshair’s Audit Committee can be found in Crosshair’s 2012 Annual Information Form on Form 20-F filed on SEDAR on July 24, 2012 at www.sedar.com.

Compensation Committee

Crosshair has a Compensation Committee, which is responsible for determining the compensation of the directors, the CEO and other executive officers of Crosshair.  The Compensation committee is composed entirely of independent directors.  The current members of the Compensation Committee are Jay Sujir, Derrick Gill and Chris Healey.

The quantity and quality of the directors’ and executive officers’ compensation is reviewed on an annual basis and based on comparable industry standards. At present, Crosshair’s Board is satisfied that the current Board compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director of Crosshair. See “Statement of Executive Compensation” for further details.

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, Crosshair currently has the following other standing committees:

(1)	Corporate Governance Committee, the members of which are Jay Sujir, Stewart Wallis and Chris Collingwood;

(2)	Acquisitions Committee to evaluate potential property or company acquisition transactions for the Company, the members of which are Jay Sujir, Stewart Wallis and Derrick Gill; and

(3)
Disclosure Committee to review the Company’s disclosure practices in accordance with its Corporate Disclosure and Insider Trading Policy, the members of which are composed of Mark Morabito, Stewart Wallis, and Chris Collingwood.

The first members of Corporate Governance Committee and Acquisitions Committee were appointed by Crosshair’s Board of Directors on September 15, 2008.  Neither the Corporate Governance Committee nor the Acquisitions Committee met during the fiscal year ended April 30, 2012.

The first members of the Disclosure Committee were appointed by Crosshair’s Board of Directors on March 26, 2009.  The Disclosure Committee did not meet during the fiscal year ended April 30, 2012.

All of the standing Committees are determined under the discretion of Crosshair’s Board.

Assessments

Crosshair’s Board does not, at present, have a formal process in place for assessing the effectiveness of Crosshair’s Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Crosshair’s Board conducts informal periodic assessments of the effectiveness of Crosshair’s Board and its individual directors on an ongoing basis.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Form of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors at six.  Although management is nominating six individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of Crosshair is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then.  Management of Crosshair proposes to nominate the persons herein listed for election as directors of Crosshair to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by proxy will, on a poll, be voted for the nominees herein listed.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with Crosshair, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of Crosshair which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not presently an elected director, occupation during last five years1	Period from which Nominee has been a director	Number of Common Shares Held2, 3
Mark J. Morabito8 North Vancouver, B.C. Canada Executive Chairman and Director	Chief Executive Officer President and Director of Forbes West Management Corp. (formerly EGM Exploration Group Management Corp.).	1998/11/12	1,547,301
Stewart Wallis6, 7, 8, 9 North Vancouver, B.C. Canada Director	Consulting geologist and President of Sundance Geological Ltd.	2009/03/31	391,150
Jay Sujir5, 6, 7 Vancouver, B.C. Canada Director	Partner in the law firm of Anfield, Sujir, Kennedy & Durno LLP.	2003/02/19	108,500
Chris Collingwood4, 6, 8 St. John’s, NL, Canada Director	Chair and CEO of Baine Johnston Corp., a privately held Newfoundland firm.	2007/10/25	159,325
Derrick (Rick) Gill4, 5, 7 St. John’s, NL, Canada Director	Principal consultant and director of Strategic Concepts Inc.	2008/05/27	48,750

Name, Province or State and Country of Residence1 of Nominee and Present Positions with Crosshair	Principal Occupation and, if not presently an elected director, occupation during last five years1	Period from which Nominee has been a director	Number of Common Shares Held2, 3
Chris Healey4, 5 North Vancouver, BC , Canada Director	Professional geologist. President, CEO and director of Titan Uranium Inc. from January 2011 to February 29, 2012. Prior to that Mr. Healey spent 20 years in senior positions with Cameco Corporation, including managing Cameco Corporation’s U.S. operations.	2012/04/25	0
1 The information as to country of residence and principal occupation, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
2 The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of Crosshair, has been furnished by the respective directors individually.
3 Common shares beneficially owned, or over which control or direction is exercised, directly and indirectly, at the date hereof, is based upon the information furnished to Crosshair by individual directors.  Unless otherwise indicated, such shares are held directly.  These figures do not include shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.
4 Member of Crosshair’s Audit Committee.
5 Member of Crosshair’s Compensation Committee.
6 Member of Crosshair’s Corporate Governance Committee.
7 Member of Crosshair’s Acquisitions Committee.
8 Member of Crosshair’s Disclosure Committee.
9 Mr. Wallis served as a director from June 16, 2003 to July 29, 2008.  He was re-appointed a director effective March 31, 2009.

Penalties and Sanctions

Other than disclosed below, none of the persons proposed as directors of Crosshair:

(a)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(ii)
was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of the cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, or

(b)
is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Jay Sujir, a director of the Company, is a director of Rio Silver Inc. (formerly Escape Gold Inc. formerly Escape Group Inc.) which company has been subject to cease-trade orders in British Columbia and Alberta for extended periods of time for failure to file financial statements.  Mr. Sujir had no association with these companies whatsoever at the time the financial statements became overdue or when the cease trade orders were made, and he became a director solely to assist with the resurrection of both companies.

Mr. Sujir was also an independent director of Norwood Resources Ltd. (“Norwood”) from May 2008 until January 2011.  In the last quarter of 2010, the board of directors of Norwood determined that delays through the last quarter of 2010 had made Norwood insolvent and believed that the company was not financeable, and determined that the interests of stakeholders would best be protected by an assignment into bankruptcy.  Norwood declared bankruptcy on January 19, 2011.  Mr. Sujir resigned as a director of Norwood on January 19, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of Crosshair, no proposed nominee for election as a director of Crosshair, none of the persons who have been directors or executive officers of Crosshair since the beginning of Crosshair’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who acted as chief executive officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“Executive Officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)           a chair of the Company;

(b)           a vice-chair of the Company;

(c)           the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

“grant date” means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“Named Executive Officers” or “NEOs” means:

(a)           each CEO;

(b)           each CFO;

(c)
each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, Common Share equivalent units, and stock.

Exchange Rates

All dollar amounts herein are expressed in Canadian Dollars.  U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 0.9959 Canadian dollars, based on the yearly average exchange for the fiscal year ended April 30, 2012, as published by the Bank of Canada.

Compensation discussion and analysis

Compensation Philosophy and Objectives

The general philosophy of the Corporation’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other junior mining companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

Compensation Elements

Compensation for the NEOs is composed of three components: base salary, performance bonuses and stock options.  Performance bonuses are considered from time to time; taking into account the above-referenced objectives.  The Board does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay.  The establishment of base salary, award of stock options and performance bonuses is based on subjective criteria including individual performance, level of responsibility, length of service and available market data.  The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized mining companies, however there is no fixed formula, or pre-determined set of peer companies that is used for this determination.  During the financial year ended April 30, 2012, the Board of Directors did not specifically consider the implications of the risks associated with the Company’s compensation policies or practices.

Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO.  Information regarding comparable salaries and overall compensation is derived from the knowledge and experience of the Board, which takes into consideration a variety of factors.  These factors include overall financial and operating performance of the Company and the Board’s overall assessment of each NEO’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.  Each of these factors is evaluated on a subjective basis.

The salary for each NEO’s position is primarily determined having regard for the incumbent’s responsibilities, individual performance factors, overall corporate performance, and the assessment of such individuals as presented by management to the Board.  The Board’s decision incorporates analysis of key performance indicators with each NEO to ensure that the level of reward is aligned with respective responsibilities and individual contributions made to the success of the Company.

During the fiscal year ended April 30, 2012, total compensation paid to the NEOs has decreased relative to the prior year period from $1,800,770 to $1,551,705, due to the significant decrease in option-based awards compensation recorded during the fiscal year. The decrease in option-based awards was somewhat offset by the addition of three new executive officers as a result of a substantial increase in the Company’s business activities.

Base Compensation

In the Board’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The Board considers each NEO’s responsibilities based on subjective factors and made appropriate base salary increases or decreases.

During the fiscal year ended April 30, 2012, the base compensation for Mark Morabito increased from $108,300 to $150,000, due to the significant increase in the time and efforts of Mr. Morabito with respect to the Company’s increased business activities. The base compensation for Mr. Wallis increased from $170,000 to $240,000 due to his increased responsibilities as President and CEO of the Company as the Company significantly increased its business activities in the fiscal year.  Sonya Atwal served as CFO from February 15, 2011 to December 1, 2011.  Samuel Yik was appointed CFO of the Company on December 1, 2011.  Mrs. Atwal and Mr. Yik did not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.  Mrs. Atwal and Mr. Yik are employees of Forbes West Management Corp. (“Forbes West”), a company which provides management services to the Company.  Forbes West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  See “Management Contracts” for a description of the Company’s agreement with Forbes West.  Due to the increased business activities of the Company during the year ended April 30, 2012, the Company appointed three additional executive officers who are NEOs, Mark Ludwig, Horace Beaven and Tom Bell.  The base compensation for Mr. Ludwig as Vice President, Chief Operating Officer (U.S.) during the year ended April 30, 2012, was $198,560.  The base compensation for Mr. Beaven as Vice President, Corporate Development was $148,920.  The base compensation for Dr. Bell as Vice President, Chief Geologist was $158,858.

Option-based Awards

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s Amended Stock Option Plan (the “Plan”). Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses, if any, and competitive factors. All options granted are granted at or above market prices, with a term of ten years.  Suggested grants of options are subject to recommendation from the Board for approval.  Prior grants are taken into consideration when considering new grants. The Board administers the Plan and has the authority to amend the Plan, subject to applicable shareholder and regulatory approvals.

The granting of stock options is a significant component of executive compensation as it allows the Company to reward the efforts of directors and officers by increasing shareholder value without requiring the use of the Company’s cash reserves.

During the fiscal year ended April 30, 2012, the stock options granted under the Plan to the NEOs were in the following amounts: Mark Morabito (50,000), Stewart Wallis (50,000), Mark Ludwig (650,000), Horace Beaven (250,000), Tom Bell (60,000) and Sam Yik (100,000). The number of options granted to Messrs. Morabito and Wallis decreased during the fiscal year as a result of the appointments of, and grants of options to, Messrs. Ludwig, Beaven, Bell and Yik.  The number of options granted to Mr. Ludwig was in recognition of his appointment, first as Vice President and Chief Operating Officer (U.S.) and his subsequent appointment as President and Chief Executive Officer of Crosshair.  The number of options granted to Beaven was in recognition of his appointment as Vice President, Corporation Communications.  The number of options granted to Dr. Bell was a result of his appointment as Vice President and Chief Geologist of Crosshair. The number of options granted to Mr. Yik was in recognition of his appointment as CFO during the year.  The Board considers each NEO’s responsibilities and contribution to the Company based on subjective factors and makes appropriate stock option grants.

Performance Bonuses

Executive compensation in the form of performance bonuses awarded is related in part to the Company’s performance.  It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by reviewing such items as:

•	earnings per share, cash flow per share, and overall financial performance;

•	growth in the Company’s total mineral resources;

•	development progress on the Company’s projects;

•	the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;

•	confidence of the investment community in the Company; and

•	absence of negative dealings with respect to environmental issues, safety issues, or regulatory agencies.

The Company does have objective criteria or benchmarks for the criteria listed above, instead they are considered on a subjective basis.  Consideration for performance bonus awards for the fiscal year ended April 30, 2012 were based primarily on share performance, the Company’s performance, and the executive’s performance. Performance bonuses in the form of cash were awarded to Stewart Wallis, Mark Ludwig, Horace Beaven and Tom Bell during fiscal 2012.

Performance Graph

The trend on the above graph does not reflect the trend in Crosshair’s compensation to executive officers over the same period. During fiscal 2012, compensation to executive officers decreased relative to fiscal 2011 due to the significant decrease in option-based awards compensation recorded during the fiscal year, and despite the addition of three new executive officers and the significant increase in time and effort of the Company’s executive officers substantially increasing the Company’s business activities. During fiscal 2011, compensation to executive officers increased as compared to fiscal 2010 as a result of the increased activities of the Company. While the economy and market remains volatile, the Company’s executive officers are expending a considerable amount of time and effort promoting the Company to the investment community, overseeing the work on the Company’s resource properties and attempting to acquire new projects for the Company.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee is comprised of three directors of the Company, all of whom are currently independent of the Company for purposes of applicable securities laws. The compensation committee consists of Jay Sujir, Derrick Gill and Chris Healey.

Skills and Experience

The Board believes that each current and former member of the compensation committee possesses skills and experience relevant to the mandate of the compensation committee. In addition, the members of the compensation committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
Jay Sujir
Mr. Sujir is a securities lawyer and a partner in the law firm of Anfield Sujir Kennedy & Durno LLP. He has acted and continues to act as counsel for numerous companies in the mining sector. Mr. Sujir routinely advises publically traded mineral resource companies on executive compensation matters and has developed significant knowledge in this area. Mr. Sujir is also a director of several other junior resource companies.

Derrick Gill
Mr. Gill has more than 30 years' experience as an executive and director of public resource, and private companies. Mr. Gill is a principal consultant and director of Strategic Concepts Inc., which provides strategic planning, financial modeling and business development services to numerous resource companies.  Based on his extensive experience with several different resource companies, Mr. Gill has developed significant knowledge with respect to executive compensation policies and procedures..

Chris Healey
Mr. Healey has over 40 years’ experience as an executive, director and senior manager of public resource companies.  Based on his experience with several different resource companies, Mr. Healey has developed significant knowledge with respect to executive compensation policies and procedures.

Responsibilities, Powers and Operation

The compensation committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

•
Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Company’s executive officers;

•	Reviewing compensation of the Board of Directors;

•
Administration of the Company’s compensation plans, including stock option plans, outside directors compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

•	Research and identification of trends in employment benefits; and

•	Establishment and periodic review of the Company’s policies in the area of Management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the compensation committee are held from time to time as the compensation committee or the Chairman of the compensation committee shall determine. The compensation committee may ask members of management or others to attend meetings or to provide information as necessary.  The compensation committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended April 30, 2012 the Company’s Named Executive Officers.  Crosshair had seven Named Executive Officers during the fiscal year ended April 30, 2012, namely Mark J. Morabito, Stewart Wallis, Sonya Atwal, Mark Ludwig, Horace Beaven, Thomas Bell and Samuel Yik.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(8)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Mark J. Morabito (1) Executive Chairman	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	15,900 520,350 114,363	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 183,330 118,872	165,900 703,680 233,235
Stewart Wallis (2) President, CEO	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	15,900 520,350 91,254	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	348,888 295,000 142,016	364,788 815,350 233,270
Sonya Atwal (3) CFO	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil 138,760 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,419 10,000 Nil	30,419 148,760 Nil
Samuel Yik (4) CFO	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	31,800 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	14,485 Nil Nil	46,285 Nil Nil
Mark Ludwig (5) Vice President, Chief Operating Officer (US)	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	306,420 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	190,036 Nil Nil	496,456 Nil Nil

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(8)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans	Long-term incentive plans
Horace Beaven (6) Vice President, Corporate Communications	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	141,825 Nil Nil	Nil) Nil Nil	Nil Nil Nil	Nil Nil Nil	167,446 Nil Nil	309,271 Nil Nil
Tom Bell (7) Vice President, Chief Geologist	2012 2011 2010	Nil Nil Nil	Nil Nil Nil	19,080 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	119,506 Nil Nil	138,586 Nil Nil
(1)
Mr. Morabito was appointed Executive Chairman on March 1, 2010.  Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2011 between Crosshair, MJM Consulting Corp. (a company owned by Mr. Morabito) and Mr. Morabito. Mr. Morabito receives a monthly fee of $12,500 for services provided by Mr. Morabito. Mr. Morabito currently serves on the Board of Directors of Crosshair but is not compensated for his services as a director. See below under “Termination and Change of Control Benefits” for a description of this agreement.

(2)
Mr. Wallis was appointed President of Crosshair effective March 31, 2009 and Chief Executive Officer on March 1, 2010.  Mr. Wallis  receives his compensation in the form of consulting fees pursuant to a consulting agreement dated March 1, 2011 between Crosshair, Sundance Geological Ltd. (a company controlled by Mr. Wallis), and Mr. Wallis whereby Sundance Geological Ltd. was paid a monthly fee in the amount of $20,000 for services provided by Mr. Wallis. See below under “Termination and Change of Control Benefits” for a description of this agreement. Mr. Wallis currently serves on the Board of Directors of Crosshair but is not compensated for his services as a director.

(3)
Mrs. Sonya Atwal served as Chief Financial Officer from February 15, 2011 until December 1, 2011.  Mrs. Atwal does not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.  Mrs. Atwal is an employee of Forbes West, a company which provides management services to the Company.  Forbes West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Mrs. Atwal under the heading “All other compensation” is the amount paid by Forbes West directly to Mrs. Atwal during the fiscal year ended April 30, 2012 based on the estimated time that Mrs. Atwal spent providing services to the Company.

(4)
Mr. Yik was appointed Chief Financial Officer on December 1, 2011.  Mr. Yik does not receive compensation directly from Crosshair, except for grants of options and discretionary bonuses.  Mr. Yik is an employee of Forbes West, a company which provides management services to the Company.  Forbes West invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company.  The amount set out for Mr. Yik under the heading “All other compensation” is the amount paid by Forbes West directly to Mr. Yik during the fiscal year ended April 30, 2012.

(5)
Mr. Ludwig served as Vice President and Chief Operating Officer (U.S.) from August 15, 2011 to April 30, 2012.  On April 30, 2012, Mr. Ludwig was appointed President and Chief Executive Officer.  Mr. Ludwig receives his compensation in the form of consulting fees pursuant to a consulting agreement dated July 12, 2011 between Crosshair, Ludwig and Associates LLC (“L&A”) and Mr. Ludwig (the ‘L&A Consulting Agreement”) whereby L&A is paid a monthly fee of US$16,666 for services provided by Mr. Ludwig.  On April 23, 2012, in anticipation of Mr. Ludwig being appointed as Chief Executive Officer and President of the Company, the L&A Consulting Agreement was amended whereby L&A’s fees were increased to US$20,833.33 per month.  See below under “Termination and Change of Control Benefits” for a description of this agreement.

(6)
Mr. Beaven was appointed Vice President, Corporate Communications on July 5, 2011. Mr. Beaven receives his compensation in the form of consulting fees pursuant to a consulting agreement dated June 28, 2011 between Crosshair, and Mr. Beaven whereby Mr. Beaven is paid a monthly fee of US$12,500 for services provided by Mr. Beaven.  See below under “Termination and Change of Control Benefits” for a description of this agreement.

(7)
Dr. Bell was appointed Vice President, Chief Geologist of Crosshair on November 16, 2011. Dr. Bell receives his compensation in the form of consulting fees pursuant to a consulting agreement dated November 1, 2011 between Crosshair, Stratamodel, Inc. (“Stratamodel”) and Dr. Bell whereby Stratamodel is paid a monthly fee of US$13,333 for services provided by Dr. Bell. See below under “Termination and Change of Control Benefits” for a description of this agreement.

(8)
The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were September 15, 2008, October 23, 2008, May 28, 2009, August 10, 2009, November 30, 2009, January 6, 2010, December 21, 2010, April 1, 2011, July 20, 2011 and April 24, 2012. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate1%; b) expected life of five years; c) the price of the stock on the grant date; d) average expected volatility of 133% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended April 30, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Mark J. Morabito(2) Executive Chairman	125,000(5) 83,333(4) 75,000(4) 118,382(5) 375,000(4) 50,000(5) 42,489(3)(4)	$1.08 $0.60 $1.08 $0.88 $1.44 $0.38 $4.00	2013/09/15 2013/10/23 2014/05/28 2014/11/30 2015/12/21 2017/04/24 2012/08/29	Nil Nil Nil Nil Nil 1,000 Nil	Nil	Nil
Stewart Wallis(6) President, CEO	25,000(5) 75,000(4) 25,000(5) 50,000(5) 375,000(4) 50,000(5) 120,000(3)(4)	$1.08 $1.08 $0.88 $0.84 $1.44 $0.38 $4.00	2013/09/15 2014/05/28 2014/11/30 2015/01/06 2015/12/21 2017/04/24 2012/08/29	Nil Nil Nil Nil Nil 1,000 Nil	Nil	Nil
Sonya Atwal CFO	12,500(4) 37,500(4) 100,000(4) 9,000(3)(4)	$0.60 $1.08 $1.44 $4.00	2013/10/23 2014/05/28 2015/12/21 2012/08/29	Nil Nil Nil Nil	Nil	Nil
Samuel Yik CFO	100,000(4)	$0.38	2017/04/24	2,000	Nil	Nil
Mark Ludwig Vice President, Chief Operating Officer (US)	250,000(4) 400,000(4)	$0.38 $0.67	2017/04/24 2016/07/20	5,000 Nil	Nil	Nil
Horace Beaven VP, Corporate Communications	250,000(4)	$0.67	2016/07/20	Nil	Nil	Nil
Tom Bell VP, Chief Geologist	60,000(4) 40,000(4)	$0.38 $0.67	2017/04/24 2016/04/01	1,200 Nil	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange (“TSX”) on April 30, 2012, being $0.40.
(2)	Mr. Morabito’s option based awards are disclosed in this table and not included in the Directors’ Compensation section below.
(3)
Options of Target Exploration and Mining Corp. (“Target”) existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009).

(4)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(5)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

(6)	Mr. Wallis’ option based awards are disclosed in this table and not included in the Directors’ Compensation section below.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2012

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended April 30, 2012:

Name	Option-based awards – Value vested during the year ($)(6)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mark J. Morabito, Executive Chairman	Nil(7)	Nil	Nil
Stewart Wallis President, CEO	Nil(8)	Nil	Nil
Sonya Atwal(1) CFO	Nil(9)	Nil	Nil
Samuel Yik(2) CFO	Nil(10)	Nil	Nil
Mark Ludwig(3) Vice President, Chief Operating Officer (US)	Nil(11)	Nil	Nil
Horace Beaven(4) Vice President, Corporate Communications	Nil(12)	Nil	Nil
Tom Bell(5) Vice President, Chief Geologist	Nil(13)	Nil	Nil
(1)	Mrs. Atwal resigned as CFO of Crosshair effective December 1, 2011.
(2)	Mr. Yik was appointed CFO of Crosshair effective December 1, 2011.
(3)	Mr. Ludwig served as Vice President and Chief Operating Officer (U.S.) from August 15, 2011 to April 30, 2012. On April 30, 2012, Mr. Ludwig was appointed President and Chief Executive Officer.
(4)	Mr. Beaven was appointed Vice President, Corporate Communications on July 5, 2011.
(5)	Dr. Bell was appointed Vice President, Chief Geologist of Crosshair on November 16, 2011.
(6)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(7)
93,750 options exercisable at $1.44 per share vested on June 21 2011, and 93,750 options exercisable at $1.44 per share vested on December 21, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on June 21, 2011 and December 21, 2011 were $0.66 per share and $0.39 per share, respectively.

(8)
93,750 options exercisable at $1.44 per share vested on June 21 2011, and 93,750 options exercisable at $1.44 per share vested on December 21, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on June 21, 2011 and December 21, 2011 were $$0.66 per share and $0.39 per share, respectively.

(9)
25,000 options exercisable at $1.44 per share vested on June 21 2011, and 25,000 options exercisable at $1.44 per share vested on December 21, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on June 21, 2011 and December 21, 2011 were $0.66 per share and $0.39 per share, respectively.

(10)	No options vested during the fiscal year ended April 30, 2012.
(11)	100,000 options exercisable at $0.67 per share vested on January 20, 2012. The closing price of the Common Shares on the Toronto Stock Exchange on January 20, 2012 was $0.43 per share.
(12)	62,500 options exercisable at $0.67 per share vested on January 20, 2012. The closing price of the Common Shares on the Toronto Stock Exchange on January 20, 2012 was $0.43 per share.
(13)
10,000 options exercisable at $1.12 per share vested on October 3, 2011, and 10,000 options exercisable at $1.12 per share vested on April 2, 2012.  The closing prices of the Common Shares on the Toronto Stock Exchange on October 3, 2011 and April 2, 2012 were $0.36 per share and $0.44 per share, respectively.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

On March 1, 2011, the Company entered into a consulting agreement with MJM Consulting Corp. (“MJM”) and Mark J. Morabito (“Morabito”) (the “2011 MJM Consulting Agreement”). Under the terms of the 2011 MJM Consulting Agreement, MJM provides the services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time under such time as the 2011 MJM Consulting Agreement is terminated. Under the terms of the 2011 MJM Consulting Agreement, MJM receives a monthly fee of $12,500 plus applicable taxes and is eligible to receive an annual cash bonus in an amount to be determined at the discretion of the Board of Directors.  In the event of termination of the 2011 MJM Consulting Agreement, MJM will receive a lump sum payment equivalent to 12 months’ fees.  In the event of termination within one year of a change of control, MJM will receive the equivalent of 36 months’ fees and an amount equivalent to all cash bonuses paid to MJM in the 36 months prior to the change of control.

On March 1, 2011, the Company entered into a consulting agreement with Sundance Geological Ltd. and C. Stewart Wallis (Wallis”) (the “Sundance Consulting Agreement”). Under the terms of the 2011 Sundance Consulting Agreement, Sundance provided the services of Wallis to act as President and Chief Executive Officer of the Company and to provide such general management and geological consulting services as the Company may require from time to time. The term of the Sundance Consulting Agreement is three years, commencing on March 1, 2011. Under the terms of the Sundance Consulting Agreement, Sundance received a monthly fee of $20,000 plus applicable taxes and is eligible to receive an annual cash bonus of up to $66,666, payable within 30 days of the Company’s fiscal year end, with the final amount being determined by the Company’s Board of Directors. In the event of termination of the Sundance Consulting Agreement, Sundance was to receive a lump sum payment equivalent to the lesser of 12 months’ fees or the fees payable for the duration of the term of the Sundance Consulting Agreement.  In the event of termination within one year of a change of control, Sundance was to receive the equivalent of 36 months’ fees and an amount equivalent to all cash bonuses paid to Sundance in the 36 months prior to the change of control.  Upon Mr. Wallis’ resignation as President and Chief Executive Officer of Crosshair effective April 30, 2012, the Sundance Consulting Agreement was terminated.

On July 12, 2011, the Company entered into a consulting agreement with Ludwig and Associates LLC (“L&A”) and Mark Ludwig (“Ludwig”) (the ‘L&A Consulting Agreement”) pursuant to which the L&A provides the personal services of Ludwig to act as Vice President and Chief Operating Officer (U.S.) and of a mining, engineering, business and management consultant of the Company.  Under the terms of the L&A Consulting Agreement, L&A receives a monthly fee of US$16,666 and is eligible to receive an annual cash bonus in the amount of US$70,000, payable at the discretion of the Board of Directors based on the performance of L&A and the overall performance of the Company.  In addition L&A receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for L&A and Ludwig entering into the L&A Consulting Agreement, L&A received a lump sum payment of US$25,000.  In the event of termination of the L&A Consulting Agreement, L&A will receive a lump sum payment equivalent to three (3) months’ fees.  On April 23, 2012, in anticipation of Ludwig being appointed as Chief Executive Officer and President of the Company, the parties to the L&A Consulting Agreement entered into an amendment to consulting agreement (the “Amending Agreement”) pursuant to which the fee was amended to US$20,833.33 per month.  All other terms of the L&A Consulting Agreement remain in full force and effect.

On June 28, 2011, the Company entered into a consulting agreement with Horace H. Beaven (“Beaven”) (the ‘Beaven Consulting Agreement”) pursuant to which the Company appoints and engages Beaven to perform the functions of Vice President, Corporate Communications and of a general corporate communications consultant. Under the terms of the Beaven Consulting Agreement, Beaven receives a monthly fee of US$12,500 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Beaven and the overall performance of the Company. In addition, Beaven receives a monthly lump sum cash payment of

US$2,100 in lieu of medical benefits. In the event of termination of the Beaven Consulting Agreement, Beaven will receive a lump sum payment equivalent to three (3) months’ monthly fees and benefits.

On November 1, 2011, the Company entered into a consulting agreement with Stratamodel, Inc. (“Stratamodel”) and Thomas E. Bell (“Bell) (the “Stratamodel Consulting Agreement”) pursuant to which the Stratamodel provides the personal services of Bell to act as Vice President and Chief Geologist and of a geological consultant of the Company.  Under the terms of the Stratamodel Consulting Agreement, Stratamodel receives a monthly fee of US$13,333 and is eligible to receive an annual cash bonus in the amount of US$50,000, payable at the discretion of the Board of Directors based on the performance of Stratamodel and the overall performance of the Company.  In addition Stratamodel receives a monthly lump sum cash payment of US$1,666 in lieu of medical benefits. In addition, as consideration for Stratamodel and Bell entering into the Stratamodel Consulting Agreement, Stratamodel received a lump sum payment of US$10,000.  In the event of termination of the Stratamodel Consulting Agreement, Stratamodel will receive a lump sum payment equivalent to three (3) months’ fees.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Provision Value(1)	Termination on a Change of Control(1)
Mark J. Morabito	$150,000	$525,000
Stewart Wallis(2)	N/A	N/A
Mark Ludwig	$62,244	$62,244(3)
Horace Beaven	$43,620	$43,620(3)
Tom Bell	$39,835	$39,835(3)

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (April 30, 2012).
(2)	Effective April 30, 2012, Mr. Wallis resigned as President and Chief Executive Officer and the Sundance Consulting Agreement was terminated without a termination payment.
(3)
Messrs. Ludwig, Beaven and Bell do not have a change of control provision in their agreements. These amounts reflect their respective payments for a termination without cause, regardless of whether it occurs in connection with a change of control.

Director Compensation

Effective May 1, 2011, Crosshair adopted a formal director compensation program. Under the formal director compensation program, non-executive directors of Crosshair receive an annual board retainer of $20,000 and a fee of $1,500 for each Board meeting attended, the Chair of the Audit Committee receives an annual fee of $6,000 and each of the Chairs of the Compensation and other Committees of the Board receive an annual fee of $2,500.  Each of the aforementioned fees is paid quarterly. From December 31, 2008 to May 1, 2011, no such formal program was in place. Directors are also entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. Directors are also eligible to receive options to purchase Common Shares pursuant to the terms of Crosshair’s Stock Option Plan.

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers during the fiscal year ended April 30, 2012. During the financial year ended April 30, 2012, the Company had six directors who were not Named Executive Officers, being Jay Sujir, Ian Smith, Joseph Miller, Chris Collingwood, Derrick Gill and Chris Healey.

Name	Fees earned ($)(4)	Share-based awards ($)	Option-based awards ($)(5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Jay Sujir	26,452	Nil	Nil	Nil	Nil	Nil	26,452
Ian Smith(1)	26,934	Nil	Nil	Nil	Nil	Nil	26,934
Joseph Miller(2)	6,732	Nil	Nil	Nil	Nil	Nil	6,732
Chris Collingwood	20,711	Nil	Nil	Nil	Nil	Nil	20,711
Derrick Gill	23,859	Nil	Nil	Nil	Nil	Nil	23,859
Chris Healey(3)	Nil	Nil	63,600	Nil	Nil	Nil	63,600

(1)           Mr. Smith resigned as a director effective April 25, 2012.
(2)           Mr. Miller resigned as a director effective August 4, 2011.
(3)           Mr. Healey was appointed a director effective April 25, 2012.
(4)           Directors’ fees paid during the year ended April 30, 2012
(5)
The value of the option-based awards reflects the fair value of options granted on the date of grant, which was April 24, 2012.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 1%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 151% and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended April 30, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jay Sujir	25,000(4) 87,500(4) 50,000(3) 100,000(3)	$1.08 $1.08 $1.08 $1.44	2013/09/15 2013/10/27 2014/05/28 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Ian Smith(2)	37,500(4) 37,500(3) 12,500(4) 25,000(4) 100,000(3)	$1.08 $1.08 $0.88 $0.84 $1.44	2013/09/15 2014/05/28 2014/11/30 2015/01/06 2015/12/21	Nil Nil Nil Nil Nil	Nil	Nil
Joseph Miller(3)	37,500(3) 41,666(3) 31,250(3) 100,000(3)	$2.00 $0.60 $1.08 $1.44	2013/08/01 2013/10/23 2014/05/28 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Chris Collingwood	50,000(6) 35,000(5) 50,000(6) 100,000(5)	$1.08 $1.08 $0.88 $1.44	2013/09/15 2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Derrick Gill	62,500(5) 60,000(5) 62,500(6) 100,000(5)	$3.52 $1.08 $0.88 $1.44	2013/05/23 2014/05/28 2014/11/30 2015/12/21	Nil Nil Nil Nil	Nil	Nil
Chris Healey (4)	200,000(5)	$0.38	2017/04/24	$2,000	Nil	Nil

(1)	Based on the closing price of the Company’s Common Shares on the TSX on April 30, 2012 being $0.40.
(2)           Mr. Smith resigned as a director effective April 25, 2012.
(3)           Mr. Miller resigned as a director effective August 4, 2011.
(4)           Mr. Healey was appointed a director effective April 25, 2012.
(5)	Options vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(6)	Options vest over a period of one year such that 25% become available for exercise on each of the three, six, nine and twelve month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended April 30, 2012

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the financial year ended April 30, 2012:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jay Sujir	Nil(5)	Nil	Nil
Ian Smith(2)	Nil(5)	Nil	Nil
Joseph Miller(3)	Nil(6)	Nil	Nil
Chris Collingwood	Nil(5)	Nil	Nil
Derrick Gill	Nil(5)	Nil	Nil
Chris Healey(4)	Nil(7)	Nil	Nil

(1)
This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	Mr. Smith resigned as a director of the Company effective April 25, 2012.
(3)	Mr. Miller resigned as a director of the Company effective August 4, 2011.
(4)	Mr. Healey was appointed a director of the Company effective April 25, 2012.
(5)
25,000 options exercisable at $1.44 per share vested on June 21, 2011, and 25,000 options exercisable at $1.44 per share vested on December 21, 2011.  The closing prices of the Common Shares on the Toronto Stock Exchange on June 21, 2011 and December 21, 2011 were $0.66 and $0.39, respectively.

(6)	25,000 options exercisable at $1.44 per share vested on June 21, 2011. The closing price of the Common Shares on the Toronto Stock Exchange on June 21, 2011 was $0.66.
(7)	No options vested during the year ended April 30, 2012.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of April 30, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	6,344,631	$1.02	233,587
Equity compensation plans not approved by securityholders(2)	255,490	$3.69	Nil
Total	6,600,121	$1.31	233,587

(1)	The Company has a “rolling” stock option plan that reserves 10% of its outstanding Common Shares for issuance on the exercise of stock options.
(2)
Options of Target existing as at March 31, 2009, exchanged for options exercisable for Crosshair shares at the exchange rate of 1.2 Crosshair Common Shares for each option exercised.  These options were exchanged for options exercisable for Crosshair Common Shares as part of Crosshair’s acquisition of Target on March 31, 2009.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no Director, executive officer or senior officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, executive officer or senior officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no management nominee for election as a director of the Company, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Other Matters to be Acted Upon”.

APPOINTMENT AND REMUNERATION OF AUDITOR

The persons named in the enclosed Form of Proxy will vote for the appointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.  Davidson & Company was first appointed as auditor of the Company in April 2004.

MANAGEMENT CONTRACTS

Pursuant to the terms of a management services agreement (the “Forbes West Agreement”), made effective January 1, 2010 (as amended on October 1, 2010), Crosshair engaged Forbes West Management Corp. (formerly EGM Exploration Group Management Corp.) (“Forbes West”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to Crosshair. Forbes West is a private company which is owned by Mark Morabito, Executive Chairman of Crosshair. Forbes West provides Crosshair with administrative and management services. The services provided by Forbes West include shared facilities, geological, technical, accounting, investor relations and corporate development services. The costs for the services are determined and allocated to Crosshair based on the cost or value of the services plus 15%, and Crosshair reimburses Forbes West for such costs on a monthly basis.  The Forbes West Agreement has a three year term and may be terminated by either party upon 180 days written notice.

During the fiscal year ended April 30, 2012, Crosshair paid $1,936,612 to Forbes West, which amount included the cost of personnel provided by Forbes West to Crosshair, overhead and third party costs incurred by Forbes West on behalf of Crosshair.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

“RESOLVED, as an ordinary resolution, that:

1.
notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or the Company for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since October 28, 2011 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2.
without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

The foregoing Resolutions must be approved by a majority of the votes cast by Shareholders of the Company who vote in person or by Proxy at the Meeting.

The Crosshair Board recommends that holders of Crosshair Common Shares vote FOR the Resolutions. The persons representing management of the Company named in the enclosed form of Proxy intend to vote FOR the Resolutions, unless the Shareholder specifies otherwise in the Proxy.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, or by sending an email to the Company at spaine@forbeswest.com.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended April 30, 2012 and 2011 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, September 17, 2012.

“Mark J. Morabito”
Mark J. Morabito
Executive Chairman